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CONTACT:    Lawrence A. Rand        Nigel D. Muir
            Kekst and Company       Praxair, Inc.
            212-593-2655            203-837-2240


                                                      FOR IMMEDIATE RELEASE


                 PRAXAIR IN DISCUSSIONS WITH CBI INDUSTRIES


DANBURY, Conn., December 22, 1995 -- Praxair, Inc. (NYSE:PX) said this afternoon that discussions are underway with CBI Industries, Inc. (NYSE:
CBI) regarding Praxair's expedited $33-a-share merger offer.

Although a 1 p.m. Friday, December 22, deadline has passed, Praxair is not rescinding this offer at this time pending further developments.


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CONTACT:                                        Investor Relations
Lawrence A. Rand        Nigel D. Muir           Scott S. Cunningham
Kekst and Company       Praxair, Inc.           Praxair, Inc.
212-593-2655            203-837-2240            203-837-2073


                                                      FOR IMMEDIATE RELEASE


PRAXAIR ANNOUNCES DEFINITIVE MERGER AGREEMENT WITH CBI INDUSTRIES

DANBURY, Conn., December 22, 1995 -- Praxair, Inc. (NYSE:PX) and CBI Industries, Inc. (NYSE:CBI) announced today that they have signed a definitive merger agreement in which Praxair will purchase all outstanding common shares of CBI for $33.00 per share in cash. The Boards of Directors of both companies have unanimously approved the agreement.

To complete the transaction, Praxair said that it intends next week to amend its tender offer commenced on November 3, 1995 to increase its offering price to $33.00 per share. Consummation of the tender offer is subject to terms and conditions to be set forth in the tender offer.

"The strategic fit between our two companies will lead to greater sales growth, lower costs and a wider array of products, applications and technologies," said H. William Lichtenberger, Praxair's chairman and chief executive officer. "We are pleased that this transaction will be completed in a timely manner and on a cooperative basis and we look forward to bringing our organizations together quickly."

"The shareholders of CBI are well-served by this merger agreement," said CBI's chairman and president, John E. Jones. "Praxair's position as a world leader in industrial gases will strengthen CBI's global operations and present our employees with significant new opportunities," he said.

Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 1994 sales of $2.7 billion. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair is a leader in the commercialization of new technologies that bring productivity and environmental benefits to a diverse group of industries.

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CBI Industries, Inc. has subsidiaries operating throughout the world in producing and distributing carbon dioxide and industrial gases; in designing, engineering, fabricating and erecting metal place structures and in executing other contracting services; and in providing oil and refined petroleum product storage and blending facilities.

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